Exhibit 99.3

CONSENT OF QUALIFIED PERSON

June 13, 2014

I, David Ross, P.Geo., do hereby consent to the public filing of the report titled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” (the Technical Report), prepared for MAG Silver Corp. and dated June 12, 2014, and extracts from, or the summary of, the Technical Report in the press release of MAG Silver Corp. dated May 27, 2014 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) “David Ross”

David Ross, P.Geo.

RPA Inc. 55 University Ave. Suite 501 | Toronto, ON, Canada  M5J 2H7 | T +1 (416) 947 0907 www.rpacan.com

CONSENT OF QUALIFIED PERSON

June 13, 2014

I, Jason J. Cox, P.Eng., do hereby consent to the public filing of the report titled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” (the Technical Report), prepared for MAG Silver Corp. and dated June 12, 2014, and extracts from, or the summary of, the Technical Report in the press release of MAG Silver Corp. dated May 27, 2014 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) “Jason J. Cox”

Jason J. Cox, P.Eng.

RPA Inc. 55 University Ave. Suite 501 | Toronto, ON, Canada  M5J 2H7 | T +1 (416) 947 0907 www.rpacan.com

CONSENT OF QUALIFIED PERSON

June 13, 2014

I, Holger Krutzelmann, P.Eng., do hereby consent to the public filing of the report titled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” (the Technical Report), prepared for MAG Silver Corp. and dated June 12, 2014, and extracts from, or the summary of, the Technical Report in the press release of MAG Silver Corp. dated May 27, 2014 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) “Holger Krutzelmann”

Holger Krutzelmann, P.Eng.

RPA Inc. 55 University Ave. Suite 501 | Toronto, ON, Canada  M5J 2H7 | T +1 (416) 947 0907 www.rpacan.com